Mizuho Markets Americas LLC

Statement of Financial Condition

March 31, 2026

With Report of Independent Auditors



**UNITED STATES SECURITIES AND
EXCHANGE COMMISSION Washington, D.C.
20549**

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70594

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING <u>04/01/2025</u>   AND ENDING <u>03/31/2026</u>
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Mizuho Markets Americas LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
   ☒ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1271 Avenue of the Americas
                                        (No. and Street)

New York   **NY**   **10020**
          (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Wong   **(646) 908-7063**   **David.wong@mizuhogroup.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
                         (Name – if individual, state last, first, and middle name)

One Manhattan West   **New York**   **NY**   **10001**
(Address)   (City)   (State)   (Zip Code)

10/20/2003   42
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

OATH OR AFFIRMATION

I, David Wong _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Mizuho Markets Americas LLC _____, as of 3/31 _____, 2026 ____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _David Wong_ (signed)

Title:
Managing Director & Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Mizuho Markets Americas LLC
Statement of Financial Condition

Year Ended March 31, 2026

Contents



Ernst & Young LLP
One Manhattan West
New York, NY 10001

Tel: +1 212 773 3000
ey.com

Report of Independent Auditors

The Board of Directors of Mizuho Securities USA LLC, Management, and Member of Mizuho Markets Americas LLC

Opinion

We have audited the statement of financial condition of Mizuho Markets Americas LLC (the Company) as of March 31, 2026, and the related notes (the financial statement).

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2026, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free of material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free of material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.



- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Ernst & Young LLP

May 27, 2026

Statement of Financial Condition

March 31, 2026

(In Thousands)

Assets

Cash and cash equivalents	$	498,619
Securities purchased under agreement to resell		876,989
Securities borrowed		4,918,039
Securities owned, at fair value (including securities pledged of $2,651,557)		2,706,767
Derivatives		404,014
Receivables from brokers/dealers, clearing organizations and customers		152,350
Other assets		10,368
Total assets	$	9,567,146

Liabilities and member's equity

Securities loaned	$	3,238,734
Securities sold, not yet purchased, at fair value		4,130,996
Derivatives		1,309,221
Payables to brokers/dealers, clearing organizations and customers		341,132
Accrued expenses and other liabilities		29,886
Total liabilities	$	9,049,969
Subordinated borrowing		220,000
Member's equity		297,177
Total liabilities and member's equity	$	9,567,146

The accompanying notes are an integral part of the Statement of Financial Condition

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

1. Organization and Description of Business

Mizuho Markets Americas LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of Mizuho Americas LLC ("MHA"). MHA is an intermediate holding company in the U.S., which is wholly-owned by Mizuho Bank Ltd ("MHBK") and ultimately wholly owned by Mizuho Financial Group, Inc. ("MHFG"). MHFG is a holding company listed on the Tokyo, and New York Stock Exchanges that provides comprehensive financial services through its subsidiaries. The Company participates in the purchase and sale of equity derivatives and is registered with the Securities and Exchange Commission ("SEC") as an Over-the-Counter derivatives dealer.

The Company's operations are managed by an affiliated entity, Mizuho Securities USA LLC ("MSUSA"). MSUSA's activities include securities and futures brokerage, origination and trading of debt and equity securities, and mergers and acquisitions advisory services. As part of this arrangement, the Company and MSUSA utilize common personnel and facilities with applicable reimbursement arrangements.

2. Summary of Significant Accounting Policies

Basis of presentation

The Statement of Financial Condition are presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of estimates

The preparation of the Statement of Financial Condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts and related disclosures. Specific areas, among others, requiring the application of management's estimates and judgment pertain to certain fair value measurements, valuation of current and deferred income taxes and provisions for losses that may arise from litigation and regulatory proceedings. Actual results could differ from those estimates.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Cash and cash equivalents

The Company defines cash equivalents as highly liquid investments with initial maturities of three months or less, that are not used for trading purposes.

Fair value measurements

The Company reports certain assets and liabilities at fair value on the Statement of Financial Condition in accordance with Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820").

Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with ASC 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company calculated estimated credit losses for the year ended March 31, 2026, and the calculation did not have a material impact on its Statement of Financial Condition. The Company continually reviews the credit quality of its counterparties and has not experienced any significant defaults.

Securities transactions

Securities owned and securities sold, not yet purchased, are recorded on a trade date basis at fair value. Fair value is generally based upon quoted market prices, when available. When quoted market prices are not available, the Company uses other market data, such as transacted prices for the same or similar securities. Related interest amounts, including accrued interest, are included in other assets or accrued expenses and other liabilities on the Statement of Financial Condition.
Dividends are accrued on securities owned and sold, not yet purchased on ex-dividend date. Related dividend amounts, including accrued dividends, are included in other assets or accrued expenses and other liabilities on the Statement of Financial Condition.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Collateralized agreements

The Company's collateralized agreements include securities purchased under agreements to resell ("resale agreements"), securities sold under agreements to repurchase ("repurchase agreements"), and securities borrowed and loaned transactions. Resale agreements or repurchase agreements are collateralized by U.S. government securities, municipal securities, and corporate debt. The Company records resale and repurchase agreements at contract price, plus accrued interest. The amounts reported for resale and repurchase agreements approximate fair value as these are generally short term in nature and interest rate movements have not resulted in a material change in fair value.

It is the Company's general policy to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. The Company reviews collateral daily to ensure that the market value of the underlying collateral remains sufficient, and when appropriate, may require counterparties to deposit additional collateral or return collateral pledged. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements.

Securities borrowed and loaned transactions are generally recognized on the Statement of Financial Condition except where other securities are used as collateral. When the Company acts as a lender in a securities lending agreement and receives collateral in the form of securities that can be re-pledged or sold, it recognizes securities received as collateral and a corresponding obligation to return securities received as collateral at fair value in the Statement of Financial Condition. At March 31, 2026, the Company had no such transactions.

In securities borrowed transactions, the Company is required to deposit cash or other collateral with the lender in an amount generally in excess of the market value of securities borrowed. In securities loaned transactions, the Company receives collateral in the form of cash or securities in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis and obtains or returns additional collateral as necessary.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Derivative financial instruments

The Company recognizes all derivative financial instruments in the Statement of Financial Condition as either assets or liabilities at fair value. Transactions in derivative instruments are recorded on a trade date basis. In accordance with ASC 815, *Derivatives and Hedging* ("ASC 815"), the Company nets certain derivative contracts with the same counterparty and eligible collateral in the Statement of Financial Condition. The Company does not apply hedge accounting as defined in ASC 815. Therefore, certain of the disclosures required under ASC 815 are generally not applicable with respect to these financial instruments.

Interest and dividends

The Company generally earns interest income on cash and cash equivalents, securities borrowed, securities owned, and amounts pledged as collateral. The Company pays interest expense on amounts received as collateral, securities loaned, securities sold, not yet purchased and subordinated borrowings. Related interest amounts, including accrued interest, are included in other assets or accrued expenses and other liabilities on the Statement of Financial Condition.
Dividends are accrued on securities owned and sold, not yet purchased on ex-dividend date. Related dividend amounts, including accrued dividends, are included in other assets or accrued expenses and other liabilities on the Statement of Financial Condition.

Foreign exchange

Assets and liabilities denominated in foreign currencies are revalued into U.S. dollars using the spot foreign exchange rate at the date of the Statement of Financial Condition.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"). ASC 740 prescribes the method to account for uncertainty in income tax positions taken or expected to be taken in a tax return by applying a "more-likely-than-not" ("MLTN") criteria as to whether a tax position will be sustained upon examination, based on the technical merits of the position. Accordingly, the Company assesses this likelihood based on the facts, circumstances, and information available at the end of each period. A tax position that meets the MLTN recognition threshold is measured initially and subsequently as the largest amount of tax benefit that will likely be realized upon settlement with a taxing authority that has full knowledge of all the relevant information. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes the current and deferred tax consequences of all transactions in the Statement of Financial Condition using the provisions of the currently enacted tax laws.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Recent accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740). The amendments in this ASU apply to all entities that are subject to Topic 740, Income Taxes. The main provisions of the amendments in this ASU require that public business entities disclose additional information, qualitative and/or quantitative, in the effective tax rate reconciliation and income tax paid on an annual basis. In addition, the amendments update other disclosures, including the elimination of requirement disclosing possible change in the unrecognized tax benefits balance in the next 12 months; and the elimination of disclosing certain deferred tax liability because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures. This ASU is applicable for financial statements issued for fiscal years beginning after December 15, 2024. The Company adopted this ASU for fiscal year ended March 31, 2026. Refer to Note 12.

3. Collateralized Agreements

The Company enters into securities financing agreements to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and to finance its inventory positions.

In accordance with ASC 210, the Company offsets repurchase and resale agreements as well as securities borrowed and securities loaned on the Statement of Financial Condition with the same counterparty where they have a legally enforceable master netting agreement and all criteria for netting have been met.

The following tables present collateralized agreements on both gross and net basis at March 31, 2026:

	(a)	(b)	(c)=(a)-(b)	(d)	(e)=(c)-(d)
	Gross Amounts	Gross Amounts Offset in the Statement of Financial Condition (1)	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition (2) (3)	Net Amount
Assets					
Securities borrowed	4,918,039	-	4,918,039	4,918,039	-
Securities purchased under agreement to resell	876,989	-	876,989	876,989	-
Liabilities					
Securities loaned	3,238,734	-	3,238,734	3,238,734	-

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

3. Collateralized Agreements (continued)

(1) Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting guidance or clearing organization agreements.

(2) Amounts relate to master netting agreements and collateral agreements which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are not met in accordance with the applicable offsetting guidance under ASC 210-20-45-11.

(3) For some counterparties, the financial instruments and collateral not net on the Statement of Financial Condition may exceed the net asset recognized. Where this is the case, the total amounts reported in this column are limited to the balance of the net assets/liabilities recognized.

The following table presents the Company's gross obligation disaggregated by the class of collateral pledged and the remaining maturity of securities loaned at March 31, 2026:

	Remaining Contractual Maturity of Agreements		
	Open	Overnight	Total
Securities loaned			
Collateral pledged:			
Equities	$ 3,238,734	$ –	$ 3,238,734
Total	$ 3,238,734	$ –	$ 3,238,734

At March 31, 2026, the Company had obtained securities as collateral with a fair value of $876,989, which could be re-pledged under secured financing agreements. To satisfy MMA's collateral requirements with clearinghouses and other counterparties, $867,837 of such securities was re-pledged.

4. Derivative Financial Instruments

The Company transacts in derivative instruments to meet the financing and hedging needs of customers and to manage exposures to market and interest rate risk in connection with normal trading activities. These derivative instruments mainly include equity forwards, total return swaps, option contracts and futures contracts. These instruments involve, to varying degrees, elements of credit, interest rate, and currency risk.

Equity forwards consist of a delayed delivery of equity securities at a specified future date and price. Such equity forwards are bilateral and face the counterparty directly.

Total return swap contracts include payments based on a set rate in exchange for a return on an underlying stock or equity index.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

4. Derivative Financial Instruments (continued)

Option contracts include OTC and exchange-traded options. Option contracts allow the holder to purchase or sell financial instruments for cash at a specified price and within a specified period of time. When the Company is a seller of options, the Company receives a premium at the outset and then bears the risk of unfavorable changes in the price of the financial instruments underlying the option. OTC options consist primarily of call spreads. A call spread overlay is the use of the call spread option strategy by issuers of convertible bonds. By overlaying a call spread option over a convertible bond the issuer can synthetically alter the exercise price of the convertible bond. The call spread is a relatively simple derivative structure that can alter the structure of a convertible bond from the perspective of the issuer.

Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements.

Offsetting assets and liabilities

For those derivative activities transacted under legally enforceable master netting agreements, the Company has the right, in the event of default by the counterparty, to liquidate collateral and to offset receivables and payables with the same counterparty. For purposes of the Statement of Financial Condition, and in accordance with ASC 210-20, *Offsetting*, and ASC 815, *Derivatives and Hedging*, the Company offsets derivatives assets, liabilities, and cash collateral, except on initial margin, held with the same counterparty where it has such a legally enforceable master netting agreement.

The following table summarizes the notional and fair value amounts of derivative instruments outstanding at March 31, 2026. Fair value balances are presented net of derivative valuation adjustments, but prior to the application of counterparty and cash collateral netting. Total derivative assets and liabilities on the Statement of Financial Condition are adjusted on an aggregate basis to take into effect the legally enforceable master netting agreements with netting due to cash collateral received or paid.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

4. Derivative Financial Instruments (continued)

	Notional amount	Fair value	
		Derivative receivables	Derivative payables
Option Contracts	$ 53,138,875	$ 802,168	$ 2,292,234
Total Return Swaps	5,533,711	173,300	49,321
Interest Rate Swaps	2,143,192	3,614	3,525
Equity Forwards	2,581,708	323,410	47,796
Equity Variance Swaps	4,072	1,202	5,180
Offset in the Statement of Financial Condition			
Less: Counterparty Netting (1)		(726,883)	(726,883)
Less: Cash Collateral Netting (2)		(172,797)	(361,952)
Derivatives	$ 63,401,558	$ 404,014	$ 1,309,221
Less: Amounts not offset in the Statement of Financial Condition (3)		248,462	14,249
Total net derivative receivables/payables	$ 63,401,558	$ 155,552	$ 1,294,972

(1) Amounts relate to the netting of derivative receivable and payable balances with the same counterparty under enforceable netting agreements.

(2) Amounts relate to the netting of cash collateral paid and received by counterparties under enforceable credit support agreements with appropriate legal opinion supporting enforceability of netting. Substantially all netting of cash collateral received and paid is against OTC derivative assets and liabilities, respectively.

(3) For some counterparties, the financial instruments and collateral not net on the Statement of Financial Condition may exceed the net asset/liability recognized. Where this is the case, the total amounts reported in this row are limited to the balance of the net assets/liabilities recognized.

Mizuho Markets Americas LLC
Notes to Statement of Financial Condition
(In Thousands)

5. Risk Management

Risk is an inherent part of the Company's business and activities. The Company has established risk management policies and procedures to measure and monitor each of the various types of significant risks. The Company's ability to properly and effectively identify, assess, monitor, and manage its risk is critical to the overall execution of the Company's strategy and its profitability.

Risk management at the Company requires independent Company-level oversight. Effective risk practices are carried out through constant communication, exercise of professional judgement, and knowledge of specialized products and markets. The Company's senior management takes an active role in the identification, assessment, and management of risks at the Company level.

Credit risk management

Credit risk is the risk of loss resulting from a counterparty's failure to meet its obligations. The Company is engaged in various trading and brokerage activities with brokers/dealers, banks, and other institutions. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to manage credit risk based on the risk profile of the borrower or counterparty, repayment sources, the nature of underlying collateral, and other support given current events, conditions, and expectations. The credit risk for derivatives is limited to the unsettled fair valuation gains recorded in the Company's Statement of Financial Condition. With respect to collateralized financing transactions, the Company continually monitors the value and adequacy of the collateral pledged by its counterparties.

In addition, the Company enters into netting agreements to mitigate the credit risk and reduce the maximum amount of loss. For financial and non- financial institutions with which collateral agreements have not been established, the Company assumes the counterparty risk. However, some of those counterparties provide a parent guarantee under an ISDA Master Agreement or letters of credit to manage the Company's credit risk.

Management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized trading activities is low. There was no credit risk that had a material impact on the Company's Statement of Financial Condition.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

5. Risk Management (continued)

The distribution of the Company's credit risk (excluding transactions with affiliates and clearinghouses) by region and by using the lower of Standard & Poor's, Moody's or equivalent rating category was as follows:

Region		Carrying Value
North America	99.97 %	$ 241,692
Europe	0.03 %	64
Credit ratings		
A/A-/A+	3.25 %	
BBB/BBB-/BBB+	95.06 %	
BB+	1.69 %	

Market risk management

Market risk is the potential loss the Company may incur as a result of changes in the market value of a particular instrument. All financial instruments, including derivatives and securities, are subject to market risk. The Company's exposure to market risk is determined by a number of factors, including the size, duration, composition, and diversification of positions held, the absolute and relative levels of equity prices, interest rates, foreign currency exchange rates, market volatility and liquidity. The Company manages market risk primarily by setting and monitoring market risk limits, scenario analysis (for historical events, as well as, potential adverse market conditions), review and analysis of large potential trades, regular review of the desk level portfolio and firm wide exposures to various risk factors, including hedging its exposure to risk factors. The Company does not take inventory risk on its balance sheet; hence market risk does not arise.

Liquidity risk management

Liquidity risk is the risk that an institution's financial condition or overall safety and soundness is adversely affected by the inability, or perceived inability to meet its contractual, including contingent, obligations. The Company's potential risks remain that its liquidity, business activities and profitability may be adversely affected by inability to access the debt capital market and funds from its affiliates or to sell assets during periods of market-wide or firm-specific liquidity

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

5. Risk Management (continued)

constraints. This situation may arise due to circumstances unrelated to its businesses such as current geopolitical or macroeconomic conditions and hence outside of its control. The objective of liquidity risk management is to maintain a sufficient amount of liquidity and diversity of funding sources to allow an institution to meet obligations in both stable and adverse conditions using liquidity stress models. The Company manages liquidity risk mainly through its Treasury function and has established policies and strategies to identify, manage and report on liquidity risk.

Non-Financial risk management

Non-Financial risk is the risk of loss, whether direct or indirect, to which the Company is exposed due to inadequate or failed internal processes or systems, human error or misconduct, or external events. Non-Financial risk includes legal and regulatory risk, business process and change risk, fiduciary or disclosure breaches, technology failure, cybersecurity, financial crime, environmental risk, strategic, and reputational risk. Non-Financial risk, in some form exists in each of the Company's business and support activities, and can result in financial loss, regulatory sanctions and damage to the Company's reputation. The Company has developed policies, processes, and assessment methodologies to ensure that non-financial risk is appropriately identified. There was no non-financial risk that had a material impact on the Company's Statement of Financial Condition.

6. Fair Value Measurements

The Company applies the methods of calculating fair value defined in ASC 820, *Fair Value Measurements and Disclosure*, to value its financial assets and liabilities, where applicable. ASC 820 defines fair value as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date" or an "exit price."

The valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs, using techniques that are appropriate and for which sufficient data is available. For inputs based on bid and ask prices, the price within the bid-ask spread that is most representative of fair value is used to measure fair value.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

6. Fair Value Measurements (continued)

Fair value hierarchy

ASC 820 prioritizes the inputs used to measure fair value into three broad levels, assigning the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1 measurements) and the lowest to unobservable inputs (Level 3 measurements). If the inputs used to measure an asset or liability fall into different levels within the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement.

The three categories are as follows:

> Level 1- Assets and liabilities whose values are based on unadjusted quoted prices in active markets for identical assets or liabilities.

> Level 2 - Assets and liabilities whose values are based on inputs that are observable either directly or indirectly, but do not qualify as Level 1 inputs. If no quoted market prices are available, the fair values of OTC derivative contracts in this category are determined using a pricing model with inputs that are observable in the market or can be derived from or corroborated by observable market data. Level 2 assets and liabilities consist of equity forwards and total return swaps.

> Level 3 - Assets and liabilities whose values are based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Level 3 assets and liabilities consist of certain call spread options.

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities subject to ASC 820 at the end of each reporting period. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

6. Fair Value Measurements (continued)

Valuation techniques

Equity securities are measured at fair value using quoted prices for identical securities traded on exchanges. Derivative contracts can be exchange-traded or OTC. The Company classifies exchange-traded contracts typically within Level 1 of the fair value hierarchy. OTC derivatives that trade in liquid markets, such as forwards, swaps, and options, are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence.

If quoted market prices are not available, fair value is based upon internally developed valuation models that use current market-based or independently sourced market parameters, such as interest rates, currency rates, credit spreads, and option volatilities. Such models are often based on a discounted cash flow analysis.

The following table presents the Company's major categories of assets and liabilities that are measured at fair value on a recurring basis using the above fair value hierarchy at March 31, 2026.

Description	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Balance as of March 31, 2026
Assets					
Securities owned, at fair value					
Equity securities	$ 2,706,767	$ –	$ –	$ –	$ 2,706,767
Derivatives	–	1,303,180	514	(899,680)	404,014
	$ 2,706,767	$ 1,303,180	$ 514	$ (899,680)	$ 3,110,781
Liabilities					
Securities sold, not yet purchased, at fair value					
Equity securities	$ 4,130,996	$ –	$ –	$ –	$ 4,130,996
Derivatives	–	1,505,395	892,661	(1,088,835)	1,309,221
	$ 4,130,996	$ 1,505,395	$ 892,661	$ (1,088,835)	$ 5,440,217

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

6. Fair Value Measurements (continued)

The following table presents the valuation technique covering the majority of Level 3 assets and liabilities and the most significant unobservable input used in Level 3 fair value measurement.

Significant Unobservable Input

Category	Product	Principal Valuation Technique	Significant Unobservable Valuation Input	Min	Max	Weighted Average	Median
Derivatives	Equity-Related Contracts	Call Spread	Model-based	Equity volatility	21%	491%	65%	54%

Uncertainty of Fair Value Measurements Relating to Unobservable Inputs

Valuation uncertainty arises when there is insufficient or disperse market data to allow a precise determination of the exit value of a fair-valued position or portfolio in today's market. This is especially prevalent in Level 3 fair value instruments, where uncertainty exists in valuation inputs that may be both unobservable and significant to the instrument's (or portfolio's) overall fair value measurement. The uncertainties associated with key unobservable inputs on the Level 3 fair value measurements may not be independent of one another. In addition, the amount and direction of the uncertainty on a fair value measurement for a given change in an unobservable input depends on the nature of the instrument as well as whether the Company holds the instrument as an asset or a liability. For certain instruments, the pricing, hedging and risk management are sensitive to the correlation between various inputs rather than on the analysis and aggregation of the individual inputs. The following section describes the most significant unobservable input used by the Company in Level 3 fair value measurements.

Volatility

Volatility represents the speed and severity of market price changes and is a key factor in pricing options. Volatility generally depends on the tenor of the underlying instrument and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike are not observable and need to be estimated using alternative methods, such as using comparable instruments, historical analysis or other sources of market information. This leads to uncertainty around the final fair value measurement of instruments with unobservable volatilities.

The following tables present increases and decreases of financial instruments measured at fair value on a recurring basis which the Company classified in Level 3 for the years ended March 31, 2026.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

6. Fair Value Measurements (continued)

**Fair Value Measurements Using Significant
Unobservable Inputs (Level 3)**

	Assets
Balance at April 1, 2025	$ 485
Realized gains, net	-
Unrealized losses, net	29
Balance at March 31, 2026	$ 514

	Liabilities
Balance at April 1, 2025	$ 448,079
Realized losses, net	277,847
Unrealized gains, net	166,735
Balance at March 31, 2026	$ 892,661

Transfers into/out of Level 3

There have been no transfers into or out of Level 3 for the year ended March 31, 2026.

Valuation adjustments

Valuation adjustments are integral to determining the fair value of derivative portfolios and are achieved by developing and calibrating sophisticated pricing models to determine the fair value and appropriate exit price. The Company utilizes a valuation methodology that incorporates various valuation adjustments ("XVA") in the valuation of open derivative trades.

XVA is comprised of credit valuation adjustment ("CVA"), which accounts for the counterparty credit risk inherent in the uncollateralized portion of derivative portfolios, funding cost adjustment ("FCA"), which accounts for the impact to the Company's funding cost on uncollateralized derivative trades and associated with balance sheet assets and funding benefit adjustment ("FBA"), which accounts for the impact to the Company's funding cost on uncollateralized derivative trades and associated with balance sheet liabilities. Market-based inputs are generally used when calibrating valuation adjustments to market-clearing levels. For derivatives that include significant unobservable inputs, the Company makes model or exit price adjustments to account for the valuation uncertainty present in the transaction.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

6. Fair Value Measurements (continued)

The portfolio is made up of equity option trades that have vega risk exposures. Due to the growth of the portfolio, the Company has to take additional bid or offer reserves for these trades to reflect fair value on these trades. Implicit valuation adjustments arise when positions are valued directly to bid or offer levels, the valuation implicitly containing the mid to bid/offer valuation adjustment. The books and records prices are mid-market values, and additional bid or offer reserves are taken on these trades to get to exit fair values in the market.

7. Receivables from and Payables to brokers/dealers, clearing organizations and customers

Amounts receivable from and payable to brokers/dealers, clearing organizations and customers at March 31, 2026 consist of the following:

	Receivables	Payables
Receivables and payables for trades pending settlement	$ 67,784	$ 90,588
Variation margin	17,234	250,544
Future margin	67,332	-
Total	$ 152,350	$ 341,132

Receivables and payables for trades pending settlement are determined by the contract prices of securities to be delivered or received by the Company. If a counterparty fails to deliver securities pending settlement to the Company, the Company may be required to purchase identical securities on the open market. Trades pending settlement at March 31, 2026 were settled without a material effect on the Company's Statement of Financial Condition.

Variation margin balances represent excess net variation margin resulting from changes in the fair value of derivatives as well as variation margin not eligible for offsetting.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

8. Subordinated borrowing

As of March 31, 2026, the Company has a $130,000 subordinated note payable to MHA that is set to mature in September 2027. The interest rate on the note is based on one-month cost of funds plus 0.705%. This borrowing is subordinated to claims of general creditors, is covered by an agreement approved by the SEC, and is included in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it cannot be repaid without SEC approval.

In addition, the Company has a $175,000 revolving subordinated loan facility with Mizuho Bank Ltd, London branch ("MHBK London"), which can be utilized to meet regulatory capital requirements. The Company utilized $90,000 of this loan facility as of March 31, 2026.

9. Related-Party Transactions

In the normal course of business, the Company transacts with affiliated companies as part of its trading, clearing, financing, and general operations. At March 31, 2026, the Statement of Financial Condition included the following balances with affiliates:

Statement of Financial Condition

Assets	
Securities borrowed	$ 4,918,039
Securities purchased under agreements to resell	126,900
Receivables from brokers/dealers, clearing organizations and customers	84,555
Derivatives	22,539
Liabilities	
Securities loaned	$ 3,238,734
Subordinated borrowing	220,000
Accrued expenses and other liabilities	9,454
Payables to brokers/dealers, clearing organizations and customers	281,537

9. Related-Party Transactions (continued)

Collateralized agreements

At March 31, 2026, the collateralized agreements balances are comprised of resale agreements, securities borrowed, and securities loaned with MSUSA.

Receivables from and payable to brokers/dealers, clearing organizations and customers

The receivables from and payable to brokers/dealers, clearing organizations and customers are primarily with MSUSA and Mizuho Capital Markets LLC ("MCM").

Subordinated borrowing

The Company had a $130,000 subordinated note payable to MHA, and a $90,000 subordinated loan payable to MHBK London. Please refer to Note 9.

Guarantees from affiliates

The Company has a $1,600,000 guarantee from MHBK on its negative exposure on derivatives transactions with counterparties. At March 31, 2026, $940,080 was utilized.

10. Income Taxes

MMA is a single member limited liability company, and as such, is a disregarded entity owned by MHA for U.S. corporation income tax purposes.

Deferred Tax Assets

Temporary differences accumulate in deferred income tax balances and are recorded as deferred income tax assets. Net deferred income tax assets are presented as a component of Other assets in the Statement of Financial Condition.

At March 31, 2026, the components of deferred income tax assets were as follows:

Deferred income tax assets		
Research and Experimental Expenditures	$	438
Accruals and reserves		393
Total Deferred Income Tax Assets	$	831

10. Income Taxes (continued)

MMA is included in MHA's federal, state and local income tax returns. In addition, MMA, as a division of MHA, files certain combined or unitary group tax return filings for state and local income tax purposes. MHA's Federal income tax returns beginning with tax year ended March 31, 2023 remain subject to examination by the Internal Revenue Service. Tax year ended March 31, 2024 is currently under Internal Revenue Service examination.

Pursuant to a federal, state and local tax sharing agreement, MMA computes its federal, state and local tax provision on a separate return basis, which is then adjusted for the effect of filing in the combined or unitary group. This adjustment is computed on a consistent and equitable basis among the members of the combined or unitary tax groups. The Company's share of the combined or unitary state tax expense or benefit will be settled periodically with the lead filer of each combined or unitary income tax filing. At March 31, 2026, MMA had an income tax payable of $914 due to an affiliate, which was recorded under Accrued expenses and other liabilities in the Statement of Financial Condition.

11. Segment Reporting

The Company has identified two operating and reportable segments on the basis of the way in which internally reported financial information is regularly reviewed by the Financial and Operations Principal, who is Chief Financial Officer ("CFO") of the Company and determined to be the Chief Operating Decision Maker (CODM). The following is a brief description of each reportable segment. Additionally, the CODM uses excess net capital which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

Markets Division – this segment provides clients with a range of sales and trading services across cash equities and equity-link products. This segment also provides futures execution and clearing platform services for corporate and institutional clients.

Support/Other Function – this segment provides support to the core business activities of the above divisions, which primarily consists of treasury and corporate services.

Segment-level asset information is not regularly provided to the CODM for performance evaluation.

Mizuho Markets Americas LLC

Notes to Statement of Financial Condition

(In Thousands)

12.Commitments and Contingencies

Litigation

In accordance with the provisions of ASC 450, *Contingencies*, the Company accrues for a litigation-related liability when the assessed likelihood of realizing a future loss is probable and the amount of loss can be reasonably estimated. In applying these principles, the information available may indicate that the estimated amount of loss is within a certain range. The Company accrues when an amount within a range of loss is identified as the most likely result. There are currently no material accruals.

13. Net Capital Requirements

As a registered OTC derivatives-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum tentative net capital and minimum net capital. This method requires that the Company maintain tentative net capital of at least $100,000 and net capital of at least $20,000, plus excess margin collected on securities received on resale agreements, as defined.

At March 31, 2026, the Company's net capital of $305,916 was $285,916 in excess of the required amount of $20,000. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the SEC.

14. Subsequent events

Under the provisions of ASC 855, *Subsequent Events* ("ASC 855"), companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the Statement of Financial Condition are issued. As such, the Company is required to evaluate and recognize in the Statement of Financial Condition the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including estimates inherent in the preparation of the Statement of Financial Condition.

The Company evaluated all events subsequent to March 31, 2026, through May 27, 2026, the date on which the Statement of Financial Condition were issued. There were no material recognizable or non-recognizable subsequent events during this period.